Explanation of Responses:

(1)          This Form 3 is filed on behalf of Nathan J. Lindenbaum 2015 Trust (“Nathan 2015”). On December 18, 2015, Nathan J. Lindenbaum 1995 Children’s Trust (“Nathan 1995”) gifted all shares of Common Stock held by it to Nathan 2015. As a result, Nathan 1995 ceased to be, and Nathan 2015 became, a person subject to Section 16 of the Securities Exchange Act of 1934, as amended. Shari A. Lindenbaum is the trustee of Nathan 1995. The Form 5 being filed contemporaneously with this Form 3 reflects the interests of Shari A. Lindenbaum in securities of Bridge Bancorp, Inc., including the shares held by Nathan 2015.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.